UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated April 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated March 18, 2013.

•	Press Release dated March 18, 2013.

•	Press Release dated March 21, 2013.

•	Press Release dated March 27, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	April 1, 2013	By:	/s/ “Alison T. Love”
Alison T. Love Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces US$200 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 18, 2013 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell eight million Cumulative Redeemable Preference Shares, Series 1 (the “Series 1 Preferred Shares”) at a price of US$25.00 per share for distribution to the public. Closing of the offering is expected on March 27, 2013.

The holders of Series 1 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of US$1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding June 1, 2018. The first quarterly dividend payment date is scheduled for June 1, 2013. The dividend rate will reset on June 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year United States Government bond yield plus 3.14 per cent. The Series 1 Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2018 and on June 1 of every fifth year thereafter.

The holders of Series 1 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 2 (the “Series 2 Preferred Shares”), subject to certain conditions, on June 1, 2018 and on June 1 of every fifth year thereafter. The holders of Series 2 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 3-month US Treasury Bill rate plus 3.14 per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional 2 million Series 1 Preferred Shares at a price of US$25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by Scotiabank, CIBC, RBC Capital Markets, and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 18, 2013 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of Cumulative Redeemable Preference Shares, Series 1 (the “Series 1 Preferred Shares”), the size of the offering has been increased to 16 million shares. The aggregate gross proceeds will be US$400 million.

The holders of Series 1 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of US$1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period to but excluding June 1, 2018. The first quarterly dividend payment date is scheduled for June 1, 2013. The dividend rate will reset on June 1, 2018 and every five years thereafter at a rate equal to the sum of the then five-year United States Government bond yield plus 3.14 per cent. The Series 1 Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2018 and on June 1 of every fifth year thereafter.

The holders of Series 1 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 2 (the “Series 2 Preferred Shares”), subject to certain conditions, on June 1, 2018 and on June 1 of every fifth year thereafter. The holders of Series 2 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the then 3-month US Treasury Bill rate plus 3.14 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates.

The syndicate of underwriters is led by Scotiabank, CIBC, RBC Capital Markets, & TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs over 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge to Invest $0.2 Billion to Connect Ninth Oil Sands Project

CALGARY, Alberta, March 21, 2013 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced that it has entered into an agreement to provide pipeline and terminaling services to the proposed Athabasca Oil Corporation (“AOC”) Hangingstone Oil Sands Project (the “Hangingstone Project”). The Hangingstone Project will be the ninth oil sands project to be connected to Enbridge’s regional system.

Enbridge will construct a new 50-kilometre (31-mile), 16-inch diameter pipeline from the Hangingstone Project to Enbridge’s Cheecham Terminal, as well as completing modifications at Cheecham to support the incremental production. The project has an estimated cost of up to approximately $0.2 billion subject to finalization of scope, which will provide an initial capacity of 16,000 barrels per day (bpd) with provisions for expansion to accommodate up to a further 60,000 bpd from Phase 2 which is committed to the Enbridge regional system if sanctioned. The Phase I facilities are expected to be in service in the latter half of 2015.

“The attraction of the Hangingstone Project into our regional system confirms the competitive advantages of our existing asset base, reinforcing our expectations of additional growth from this segment of our business,” said Stephen J. Wuori, President, Liquids Pipelines and Major Projects. “We’re pleased to strengthen our relationship with AOC by delivering timely and innovative terminaling and transportation solutions for the development of their oil sands project.”

Under the terms of the agreement, Enbridge will also provide pipeline transportation services to Edmonton on its Regional Oil Sands System for up to 16,000 bpd of diluted bitumen produced from Phase 1 of the Hangingstone Project. The initial term of the pipeline and terminaling agreement is 25 years, with AOC having the right to extend the agreement in successive five-year terms for a total contract life of 45 years.

Enbridge foresees filing an application with the Energy Resources Conservation Board (ERCB) and other regulatory authorities in May of 2013. Subject to the receipt of regulatory and environmental approvals, it is anticipated that the Project would begin right-of-way clearing in early 2014 and pipeline construction in the winter of 2014/2015.

Enbridge is committed to timely and meaningful dialogue with all stakeholders, including shareholders, customers, and employees, indigenous peoples, governments, regulators, and landowners, among others, regarding all of our projects, operations and activities. Enbridge will ensure this project is conducted in an environmentally responsible manner with a focus on the safety of our employees and the community.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces closing of US$400 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, March 27, 2013 — Enbridge Inc. (TSX:ENB)(NYSE:ENB) today announced it has closed its previously announced public offering of Cumulative Redeemable Preference Shares, Series 1 (the “Series 1 Preferred Shares”) by a syndicate of underwriters led by Scotiabank, CIBC, RBC Capital Markets, and TD Securities Enbridge issued 16 million Series 1 Preferred Shares for gross proceeds of US$400 million. The Series 1 Preferred Shares will begin trading on the Toronto Stock Exchange (TSX) today under the symbol ENB.PR.V. The proceeds will be used for capital expenditures, to repay indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com